UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

SEC FILE NUMBER

001-34129

CUSIP NUMBER

15234Q207

15234Q108

(Check One)	☐ Form 10-K ☒ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: December 31, 2010

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I—REGISTRANT INFORMATION

Centrais Elétricas Brasileiras S.A. – ELETROBRAS

(Brazilian Electric Power Company)

Full Name of Registrant

N/A

Former Name if Applicable

Avenida Presidente Vargas, 409 – 9th floor, Edificio Herm. Stoltz, Centro

Address of Principal Executive Office (Street and Number)

Rio de Janeiro, RJ, Brazil. CEP: 20071-003

City, State and Zip Code

PART II—RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III—NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Although the management of Centrais Elétricas Brasileiras S.A.– ELETROBRAS (the “Company”) has been working diligently to complete all the required information for its annual report on Form 20-F for the year ended December 31, 2010 (the “2010 Form 20-F”), and a substantial part of the required information has been completed as of this date, the Form 20-F for the year ended December 31, 2010 could not be completed on or before the June 30, 2011 prescribed filing date without unreasonable effort or expense, for the reasons described in Part IV, item (3) below. The Company anticipates filing its Form 20-F for the year ended December 31, 2010 on or before July 15, 2011.

PART IV—OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Mary Annie Cairns Guerrero	+55 21	2514-6326
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). ☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof ☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company prepared its financial statements as of and for the year ended December 31, 2010 for the first time in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”). As a result of this first time adoption, the Company was not able to complete its financial statements as of and for the year ended December 31, 2010 for filing with the Brazilian Securities and Exchange Commission (Comissão de Valores Mobiliários) on March 31, 2011 and instead filed on May 20, 2011. This had the effect of delaying the filing of its interim financial statements prepared in accordance with IFRS for the first quarter of 2011, from May 15, 2011 to June 20, 2011. The Company’s 2010 Form 20-F will for the first time include its financial statements prepared in accordance with IFRS (which prior to 2010 were prepared in accordance United States Generally Accepted Accounting Practices). As a result of the delays described above in relation to the Company’s IFRS financial statements, the Company was unable to complete the filing of its 2010 Form 20-F by June 30, 2011.

The Company is committed to filing its 2010 Form 20-F on or before July 15, 2011.

Centrais Elétricas Brasileiras S.A. – ELETROBRAS

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	June 30, 2011	By	/s/ José da Costa Carvalho Neto
		Name:	José da Costa Carvalho Neto
		Title:	Chief Executive Officer